

Mail Stop 7010

September 3, 2008

<u>Via U.S. mail and facsimile</u>

Mr. C.E. Rick Strattan
Chief Financial Officer
CTD Holdings, Inc.
27317 N.W. 78th Avenue
High Springs, FL 32643

   RE: Form 10-KSB for the fiscal year ended December 31, 2007
      File No. 000-24930

Dear Mr. Strattan:

  We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, beginning with your next quarterly filing.

Management's Discussion and Analysis or Plan of Operation

2007 Compared to 2006

2. Please enhance your discussion of fluctuations in product sales by providing a more comprehensive analysis of the reasons for changes between periods. For example, it is unclear whether the 39% increase over 2006 sales were attributable to higher volumes, an increase in sales prices, or other factors. Please refer to Financial Reporting Codification Section 501.04.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

3. Please revise your accounting policy footnote to indicate if you include a portion of your depreciation and amortization in your cost of products sold. If you do not include depreciation or amortization in your cost of products sold, please revise your description of cost of products sold on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of products sold (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of products sold. See SAB Topic 11:B.

4. It appears that you intended to classify the loss from the impairment of your sports memorabilia collection within operating income. If that was your intention, please revise your income statement to include a subtotal for operating income before your interest expense and investment income line items. Please also tell us how the company acquired the sports memorabilia collection and how you considered whether it was an operating asset or not.

5. It appears that you have recognized a loss on the disposal of fixed assets outside of operating income. Please revise your classification in future filings so that these losses are included as a component of operating income (loss).   Refer to paragraph 45 of SFAS 144.

6. Please revise your net income (loss) per common share so that it is rounded off to only two digits to the right of the decimal point.

Note 1 – Summary of Significant Accounting Policies

General

7. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

(g) Intangibles, page F-8

8. We note that you capitalize certain database costs and do not amortize them. Please tell us how you considered paragraphs 10-17 of SFAS 142 in determining that these costs constitute an infinite lived intangible asset not subject to amortization.

(h) Revenue Recognition, page F-8

9. Based on your disclosure, it appears that shipping the product is the only criteria you use to determine the timing of revenue recognition. Please revise this disclosure to specifically address the four criteria of revenue recognition in SAB Topic 13:A for all types of revenue that you recognize. Please discuss the timing of title and risk of loss transfer in relation to revenue recognition of product sale. Further, please disclose your sales return policy and related allowances, if material.

(j) Advertising, page F-8

10. Please disclose the total amount charged to advertising expense for each period your statement of operations is presented. Refer to paragraph 49 of SOP 03-7.

Note 3 – Property and Equipment, page F-8

11. We note your disclosure in footnote (1)(e) that you depreciate property and equipment over a period ranging from three to forty years. Please separately disclose the range of useful lives for each category of property and equipment presented in the table in footnote 3. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 9 – Income Taxes, page F-12

12. Please revise your footnote to include the disclosures required by paragraphs 43 and 47 of SFAS 109. Specifically, your disclosure should be revised to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets as of each balance sheet date. Your revised disclosures should also include a reconciliation of reported tax expense to income tax that would result from applying statutory tax rates.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

Management's Annual Report on Internal Control over Financial Reporting

13. You disclose that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by this report. However, you do not disclose the conclusions of your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please amend your Form 10-KSB to describe the conclusions reached by your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007.

Exhibit 31

14. We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-B. Please amend your filing so that these certifications include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please refer to SEC Release 33-8760, which became effective February 20, 2007. In doing so, please refile your amended Form 10-KSB in its entirety along with your updated certifications that refer to the Form 10-KSB/A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief